UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ______________________

                            SCHEDULE 14f-1

                        INFORMATION STATEMENT

                   Pursuant to Section 14(f) of the
                   Securities Exchange Act of 1934
                      and Rule 14f-1 thereunder

               INTERNET CAPITAL VENTURES & ASSOC., INC.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

           Delaware                              23-3048623
 -------------------------------              ----------------
 (State or other Jurisdiction of              (I.R.S. Employer
  Incorporation or Organization            Identification Number)


      3479 West Hillsboro Blvd., Deerfield Beach, Florida 33442
      ----------------------------------------------------------
      (Address of principal executive officers)       (Zip Code)

  Registrant's telephone number, including area code: (954) 360-0142
                                                      --------------

                       ________________________

                             INTRODUCTION

This Statement is being mailed on or about June 18, 2001 to holders of record on June 4, 2001 of the shares of Common Stock, par value $.0001 per share (the "Common Stock") of Internet Capital Ventures & Assoc., Inc., a Delaware corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected on or around June 18, 2001.


           BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

Pursuant to the terms of an Agreement and Plan of Reorganization (the "Agreement") dated June 4, 2001 by and among the Company, DotCom Internet Ventures Ltd., a Delaware corporation ("DCIV"), Omnicast Media Group Corporation, a Delaware corporation ("OMGC"), and the shareholders of OMGC (the "Holders"), the Company has acquired all of OMGC's issued and outstanding shares of common stock from the Holders in exchange for an aggregate of 4,550,000 "restricted" shares of the Company's Common Stock (the "Acquisition"). In addition, as part of the Acquisition and in accordance to the Agreement, the Company has accepted the return of, and cancelled, 4,550,000 shares of Common Stock of the Company issued to DotCom Internet Ventures Ltd.

As a result of the Acquisition, the Company has accepted the resignation of William Tay, the Company's sole Director and Officer, as of June 18, 2001, and appointed Marc Schechter as President,
Treasurer and Director, Mike Pinera as Director, Byron Ellison as
Asst. Secretary, Asst. Treasurer and Director and Elizabeth
Schechter as Secretary.

OMGC is in the business of developing a Classic Rock Radio, Classic Rock Television Network and a Classic Rock Internet Network (the "Networks"). OMGC has acquired the assets of (a) a television production company, (b) the archived footage of 5,000+ hours of Classic Rock concerts, singles, albums and behind-the-stage interviews, (c) Classic Rock intellectual properties including recording and publishing rights and (d) has entered into an Acquisition Agreement to acquire a Internet Service Provider and Internet service company (subject to audit). In addition to operating the Networks, OMGC owns the rights to the various content of Classic Rock CD, DVD, audio cassettes and VHS tapes.


                   REASON FOR DISCLOSURE STATEMENT

Because a majority of the Company's directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.


    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of June 18, 2001. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name, Position and Address          Number of Shares
of Beneficial Owner                 Beneficially owned     Percent of Class (1)
-------------------------------     ------------------     --------------------

Marc Schechter                          1,500,000                 43.2%
President, Treasurer & Director
3479 West Hillsboro Blvd.
Deerfield, FL 33442

Mike Pinera                             1,505,000                 43.3%
Director
3479 West Hillsboro Blvd.
Deerfield, FL 33442

Byron Ellison                              20,000                  0.6%
Director
320 Roebling Road North
Belleair, Florida 33756

Elizabeth Schechter (2)                 1,500,000                 43.2%
Secretary
3479 West Hillsboro Blvd.
Deerfield, FL 33442

DotCom Internet Ventures Ltd. (3)         450,000                 12.9%
1422 Chestnut St. Suite #410
Philadelphia, PA 19102

All executive officers and              3,025,000                 87.1%
directors as a group (4 persons)

_______________________
(1) Based upon 3,475,000 shares of common stock (excluding 1,525,000 treasury shares) issued and outstanding as of June 18, 2001
(2) Elizabeth Schechter may be deemed the beneficial owner of the shares held by her husband, Marc Schechter, the President, Treasurer and Director of the Company.
(3) William Tay, the former President and Director of the Company control DotCom Internet Ventures Ltd. As the controlling shareholder of DotCom Internet Ventures Ltd., Mr. Tay is deemed to be the beneficial owner of the common stock of the Company owned by DotCom Internet Ventures Ltd.


                          LEGAL PROCEEDINGS

There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.


                   DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and Executive Officers of the Company after the merger:


Name                      Age               Title
--------------------      ---               ------------------------------------
Marc Schechter            28                President, Treasurer and Director

Mike Pinera               54                Director

Byron Ellison             64                Asst. Secretary, Asst. Treasurer and
                                            Director

Elizabeth Schechter       29                Secretary


MARC SCHECHTER

Marc Aaron Schechter, 28, is an attorney by profession having graduated from Nova Southeastern University in December of 1998. He attended Florida Atlantic University (1991-93) and received his Bachelor of Science in Criminology from Florida State University in 1995. He joined a local Palm Beach law firm before entering private practice in late 1999. In August 1999 Mr. Schechter joined Multimedia Entertainment of America (MEA) as Vice President/Production while continuing to maintain his law practice. At MEA, as Senior Producer, he was responsible for producing showcase television programs syndicated to some 30 million-cable network homes. He has produced and worked on business and financial programs with Bill Johnson, President of the NYSE and Robert Powers, President of NASDAQ International. As the founder of Omnicast, Mr. Schechter brings the television production, client cable television distribution channels, and entertainment law background to Omnicast.

MIKE PINERA

Michael Pinera, 54, is one of Rock Music's true legends. Groups that he recorded or performed with have sold over 50 million records. His first million-seller gold record was "Ride Captain Ride" which he wrote and sang with his group Blues Image. In the late 1960's Mr. Pinera joined Iron Butterfly. Iron Butterfly broke all music industry standards by staying at the top of the charts for an unprecedented 56 weeks. Their album In A Gadda Da Vida was the first album ever in music history to receive a Platinum Award. Mr. Pinera is on the Advisory Board of Directors for Dick Clark's National Music Foundation. In addition to all of this, he has spent over 35 years assembling one of the largest and most complete video collections of Classic Rock entertainers which is now part of the Omnicast Classic Rock Library.

BYRON ELLISON

     Byron Ellison, 64, is an Electronics Engineer by profession.
He spent 14 years with Radio Corporation of America (RCA) and the U.S. government at White Sands, Cape Canaveral, and various government projects in the Bahamas, Caribbean, Africa and the Pacific. He is a former Chief Engineer of WTAN (Florida), Staff Engineer of WMC and WMPS (Memphis). Mr. Ellison has been President or Managing Director of several international leisure and travel companies including 8 international airlines (one with sales of over $132 million), two tour companies and a Caribbean hotel group. Mr. Ellison is currently on the Board of Directors of four international companies. He has been Managing Director of Guinness Management Limited since 1988. Mr. Ellison is the Chairman of Dominica Group Limited, the majority shareholder of Commonwealth Network Corporation.

ELIZABETH SCHECHTER

Elizabeth Schechter, 29, is a graduate of The University of Florida with a Bachelor of Arts in Communications (1994) and a Masters Degree in Communications from Florida Atlantic University (1997). She began her career in television as a writer for such shows as Today's Woman and 90's Health, producing and writing local news and commentary news articles. She joined the production staff of her family business, MEA, and the Showcase Series of television programs as the head writer, floor director and co-host of the series. She joined Omnicast at its inception and assumed control of the Production Division in early 2001. Mrs. Schechter is currently hosting a monthly television series and personally producing, directing and editing of that nationally and internationally distributed program.


           COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:

Name and Principal Position             Annual Salary
---------------------------------       -------------
Marc Schechter                          $60,000
President, Treasurer and Director

Mike Pinera                             $60,000
Director

Byron Ellison                           $36,000
Asst. Secretary, Asst. Treasurer
and Director

Elizabeth Schechter                     $38,400
Secretary


                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 18, 2001

                            INTERNET CAPITAL VENTURES & ASSOC., INC.



                            By: /s/ MARC SCHECHTER
                            --------------------------------------
                            Marc Schechter, President and Director



                               EXHIBITS


EXHIBIT      DESCRIPTION OF EXHIBIT
-------      -------------------------------------------------------------

2.0 Agreement and Plan of Reorganization dated June 4, 2001 by and among Internet Capital Ventures & Assoc., Inc., DotCom Internet Ventures Ltd., Omnicast Media Group Corporation, and the shareholders of Omnicast Media Group Corporation. (*)

17.0         Letter on William Tay's Resignation. (*)


(*) Incorporated by reference to the exhibits of the Company's Form 8-K filed on June 20, 2001.